June 7, 2007

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara Jacobs, Assistant Director

Re:	e-Future Information Technology Inc.
Registration Statement on Form F-3
File No. 333-141990

Dear Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned requests acceleration of the effective date of the above-captioned Registration Statement to 2:00 p.m., Eastern Daylight Time, on June 11, 2007 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•

should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, E-FUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Yanchun (Adam) Yan
Yanchun (Adam) Yan Chief Executive Officer

cc:	Rebika Toton, Esq.